EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors

Exponent, Inc.:

We consent to incorporation by reference in the Registration Statement on Form S-8 of Exponent, Inc. of our report dated January 28, 2004, with respect to the consolidated balance sheets of Exponent, Inc. and subsidiaries as of January 2, 2004 and January 3, 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 2, 2004, which report appears in the January 2, 2004 Annual Report on Form 10-K of Exponent, Inc.

Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective December 29, 2001.

/s/ KPMG LLP

Mountain View, CA

June 30, 2004